March 22, 2007

Israel Frieder
Chairman and Chief Executive Officer
Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel, Israel 54030

RE: Israel Technology Acquisition Corp.
Preliminary Proxy Statement
Amendment 2 Filed February 14, 2007
File No. 000-51259

Dear Mr. Frieder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your supplemental response to comment one from our letter of February 8, 2006. Please include this information in the proxy statement when you discuss the negotiations

of the transaction. Provide clear disclosure of these various relationships between the parties and provide clear disclosure regarding what activities or communications occurred through these connections. This information is important to an investor as it relates to the connections and relationships between the parties affiliated with the SPAC and the target business. Provide clear disclosure of any other connections or relationships between officers, directors and affiliates of Israel Technology and the officers, directors and affiliates of IXI Mobile. We may have further comment.

2. We reissue comment four from our letter of February 8, 2007, which was a reissuance of comment two from our letter of January 23, 2007. We continue to note that your response and amended disclosure have been framed in the present tense, but the Staff's comment was not so limited.

   In connection with the preceding comments, and with respect to each of your directors, please affirmatively disclose each arrangement, agreement, understanding or otherwise, between such director and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director, as required by Item 401(a), or affirmatively disclose, with respect to each of your directors, that there are none. We may have further comment.

Questions and Answers, page 3

3. We note the removal of the requirement for shareholders to tender their shares prior to the meeting of stockholders to elect conversion. Supplementally advise, if true, that you will not later add back this requirement.

4. We note your response to comment eight from our letter of February 8, 2007 that Andrew Weiss has contacted the company stating that he intended to vote against the merger if he could not sell his shares at a per-share amount above the conversion price. Please disclose such event and disclose the response provided to Mr. Weiss, if any.

5. We reissue comment 12 from our letter of February 8, 2007. We note your response that the Proxy Statement has been revised but we are unable to locate such changed disclosure. Please advise. We note your response to comment eight from our letter of January 23, 2007. Please provide clear disclosure of your supplemental response in the proxy statement. In addition, include in the proxy your analysis included in the opening paragraphs of your response letter dated January 30, 2007. Explain in greater detail the basis for your belief that the 2006 numbers are not material and the basis for your belief that 2007 through 2010 projections provide greater comfort, when it appears that these projections were based upon 2006 projections. We may have further comment.

6. We reissue comment 13 from our letter of February 8, 2007. We note your response that the Proxy Statement has been revised but we continue to note disclosure on page 50, which should be revised.

Background of the Merger, page 51

7. We reissue comment 18 from our letter of February 8, 2007 in light of the apparent business experience and directorships of your management that were not disclosed in your IPO prospectus. We note your disclosure on page 50 that "The terms of the merger agreement are the result of arm's-length negotiations between representatives of ITAC and IXI." In tabular format, please disclose any and all relationships, connections, affiliations, agreements, or otherwise, past and present, between each of your officers and directors and each officer, director, affiliate, shareholder, and bridge lender of IXI, past and present, including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

8. We reissue comment 19 from our letter of February 8, 2007. In light of the apparent previously undisclosed business experience and directorships of ITAC's officers and directors, please disclose the dates upon which each of your officers and directors first became aware of IXI, directly or indirectly.

Valuation Overview, page 60

9. We note your response to comment 29 from our letter of February 8, 2007, especially repeated assertion that "The Trigger-Foresight projections did not assume that the merger was completed. Instead, their calculations were made on a pre-merger, pre-money basis. Accordingly, the Company's value did not affect their calculation of the valuation of IXI Mobile and the 80% test."

    However, the noted that your projections were made on a post-money basis, as evidenced by your disclosure on page 54: "ITAC's board recognized that IXI was at an early stage in achieving revenues, and that material revenue growth would likely occur following the merger (based on the assumption that sufficient working capital would be available through a number of sources, including the $20 million bridge loan, and ITAC's trust fund proceeds of over $34 million following the consummation of the merger)."

    Accordingly, we reissue comment 29.

>> If ITAC's board analyzed the transaction with the view "that material revenue growth would likely occur following the merger (based on the assumption that sufficient working capital would be available through a number of sources, including the $20 million bridge loan, and ITAC's trust fund proceeds of over $34 million following the consummation of the merger)" and
>>
>> "Based on the financial analysis of Trigger-Foresight generally used to approve the transaction, the ITAC board of directors determined that this [80% net assets test] requirement was met, then
>>
>> Please explain the basis for this assumption in determining the projections used to calculate the valuation of the company and then in determining whether the 80% test was met. The disclosure in the IPO prospectus indicated that the company acquired would have a value of at least 80% of net assets, not that the combined company would meet this 80% test. Please advise. We may have further comment.

10. We reissue comment 31 from our letter of February 8, 2007. We note your response and additional disclosure but, since all of the companies appear to far outstrip IXI in terms of revenue, market capitalization, and profit, please explain how they may be considered to be useful comparisons. Also, please disclose why Trigger-Foresight believed a 30% discount was "proper in analyzing the transaction" when it appears that Nokia, Motorola, Samsung, Hewlett Packard, Dell, Gateway, Apple, Symbol Technologies, and Garmin, Research in Motion Limited and Palm, Inc. were used as comparison companies as noted on page 63.

Management's Discussion and Analysis, page 120

11. We note your response to prior comment 38 of our letter dated February 8, 2007. It appears that the extinguishment charge relating to the modification of the convertible bridge loan agreement would reasonably be expected to have a material impact on your income/loss from continuing operations. Accordingly, please provide disclosures in MD&A discussing the proposed accounting treatment for the modification of the convertible bridge loan agreement, including the amount of the projected extinguishment charge, the components comprising this amount, and the factors that may cause the actual charge to vary from the estimated amount. Refer to Item 303(b) of Regulation S-B and revise your disclosures accordingly.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Jeffrey M. Gallant (by facsimile)
        212.818.8881